Exhibit 19.1

MEMORANDUM

TO:	Protagenic Therapeutics, Inc. Directors, Officers and Employees

FROM:	Garo Armen, Ph.D., Executive Chairman

DATE:	May 26, 2021

RE:	Insider Trading Policy

Enclosed is a copy of the Insider Trading Policy (the “Policy”) for Protagenic Therapeutics, Inc. and its subsidiaries (collectively, the “Company”).

As described in the Policy, violations of the insider trading laws can result in significant civil and criminal liability. Accordingly, please take the time to read the materials provided, and then sign and return a copy of this memorandum.

Certification

The undersigned hereby certifies that he or she has read, understands and agrees to comply with the Company’s Insider Trading Policy, a copy of which was distributed with this memorandum.

Date:	Signature:

Name:
(please print)

Protagenic Therapeutics, Inc.

POLICY PROHIBITING INSIDER TRADING

This Insider Trading Policy (the “Policy”) of Protagenic Therapeutics, Inc., and its subsidiaries (collectively, the “Company”), provides guidelines to all directors, officers and employees of the Company (collectively, sometimes referred to herein as “Company Personnel”) with respect to transactions in the Company’s securities and in the securities of any Company Partner (as defined herein).

Purpose

This Policy pertains to the disclosure of Material Nonpublic Information (as defined herein) regarding the Company or Company Partner and to trading in securities of the Company or the securities of a Company Partner while in possession of such Material Nonpublic Information. It is intended to ensure that all Company Personnel comply with all applicable laws and regulations concerning securities trading, commonly known as “insider trading”. Insider trading and stock tipping, as discussed below, are criminal offenses subject to severe criminal and civil consequences. Any violation of this Policy could subject Company Personnel to disciplinary action by the Company, up to and including termination. Appropriate judgment should be exercised in connection with all securities trading. Specific questions regarding this Policy or applicable law should be directed to the Company’s Chief Financial Officer.

Scope of Policy

Transactions Affected

This Policy applies to all purchases and sales of the Company’s securities by Company Personnel, including common stock, options for common stock and any other securities the Company may issue from time to time, as well as derivative securities relating to the Company’s securities whether or not issued by the Company, such as exchange-traded options. This Policy also applies to certain elections made pursuant to an employee benefit plan (a “Plan”) (i) an election to increase or decrease the percentage of periodic contributions that will be allocated to a Company share fund, (ii) an election to make an intra-plan transfer of an existing account balance into or out of a Company share fund, (iii) an election to borrow money against a Plan account if the loan will result in a liquidation of some or all of a Company share fund balance, and (d) an election to pre-pay a Plan loan if the pre-payment will result in allocation of loan proceeds to a Company share fund. Finally, this Policy also applies to purchases and sales of securities of other companies by Company Personnel at any time such Company Personnel are aware of Material Nonpublic Information about those companies that Company Personnel become aware of as a result of business dealings between the Company and such other companies (each such other company referred to herein as a “Company Partner”).

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Persons Affected

All Company Personnel who receive or have access to Material Nonpublic Information regarding the Company or any Company Partner (“insider employees”) are subject to this Policy. Any employee can be an insider employee from time to time and would at those times be subject to this Policy. This group of people, members of their immediate families, and members of their households are sometimes referred to collectively in this Policy as “Insiders.” As used herein, the term “family” includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Insider) control the management of assets, and any other entity in which these persons (or the Insider) own more than fifty percent of the voting interests.

Statement of Policy

It is the policy of the Company to oppose the unauthorized disclosure of any Material Nonpublic Information acquired in the workplace and the misuse of such information in securities trading.

Trading on Material Nonpublic Information

No Insider shall engage in any transaction involving a purchase or sale of the Company’s securities or the securities of a Company Partner during any period commencing with the date that he or she possesses Material Nonpublic Information regarding the Company or a Company Partner, and ending at the close of business on the second Trading Day following the date of public disclosure of that information or at such time as such information is no longer material. As used in this Policy, the term “Trading Day” means a day on which the national stock exchanges and the Nasdaq Stock Market are open for trading.

Tipping

No Insider shall disclose (“tip”) Material Nonpublic Information to any person (including family members) where such information may be used by such person to his or her profit by trading in the securities of the Company or the securities of a Company Partner. Nor shall an Insider make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities or the securities of a Company Partner.

Confidentiality of Material Nonpublic Information

Material Nonpublic Information relating to the Company or a Company Partner is the property of the Company and the unauthorized disclosure of such information is forbidden. In addition, there are legal requirements governing the timing and nature of the Company’s disclosure of certain information to the public. Violation of these rules could result in substantial liability for the individual, the Company and its management. For this reason, the Company permits only specifically designated representatives to discuss the Company or a Company Partner with the news media, securities analysts and investors, and only in accordance with the Company’s communications policy.

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Potential Criminal and Civil Liability and/or Disciplinary Action

Liability for Individuals

The consequences of and the penalties for insider trading can be severe. Under applicable U.S. law, individuals who trade on inside information (or tip information to others who trade) can be liable for sanctions that include:

(i) a civil penalty of up to three times the profit gained or loss avoided;

(ii) a criminal fine (no matter how small the profit) of up to $5 million; and

(iii) a jail term of up to 20 years.

Liability for the Company and Supervisory Personnel

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent insider trading, penalties can consist of:

(i) a civil penalty of the greater of (a) $1 million, and (b) three times the profit gained or loss avoided by the person as a result of the violation; and

(ii) a criminal fine of up to $25 million.

The consequences of and penalties for insider trading for the Company and for those directors, officers and employees that are subject to the securities laws in jurisdictions outside the U.S. can also be severe. You are required to comply fully with the securities laws in any jurisdiction to which you are subject. If you have any questions about the securities laws that apply to you, please contact the Company’s Chief financial Officer.

Company Disciplinary Actions

Employees of the Company who violate this Policy will also be subject to disciplinary action by the Company, which may include termination of employment, regardless of whether the employee’s non-compliance results in a violation of law.

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Definition of Material Nonpublic Information

Material Information

The SEC and U.S. courts say that information is “material” if there is a substantial likelihood that a reasonable investor would consider the information important in making an investment decision regarding the purchase or sale of a company’s securities, or if the information would significantly alter the total mix of information already known about a company. Put simply, if the information could reasonably be expected to affect the price of a company’s securities, including the price of the Company’s securities or the securities of a Company Partner, it should be considered material. While it impossible to define all categories of material information, some categories of information are so particularly sensitive that, as a general rule, they should always be considered material. Examples of such information may include:

●	Financial information, including revenue results, contracting activity or other revenue projections.

●	News about a major contract award or cancellation of an existing contract.

●	Financial projections, forecasts or budgets.

●	Mergers, joint ventures, partnerships, collaborations, acquisitions, dispositions, tender offers, acquisition or sale of a business segment or unit, or other significant changes in assets.

●	New products or discoveries related to the Company’s technology.

●	Results of the Company’s or a Company Partner’s research and development activities, preclinical testing or clinical trials.

●	Changes in senior management or other major personnel changes.

●	Changes in dividend policy, declaration of a stock split or the offering of additional securities.

●	Financial liquidity problems.

●	Changes in pricing or discount policies.

●	Significant legal exposure due to actual, pending or threatened litigation.

●	Changes in the Company’s auditors or a notification from its auditors that the Company may no longer rely on the auditors’ audit report.

●	Major events regarding the Company’s securities.

●	Significant write-offs.

●	Impending bankruptcy.

●	Gain or loss of a significant customer or supplier.

●	Notice of issuance of patents.

Both positive and negative information can be material. U.S. Federal and stock market investigators will scrutinize a questionable trade after the fact with the benefit of hindsight.

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You should be aware that knowledge of a rumor that is affecting the Company’s stock price may be considered material, even if the rumor is false. In addition to the examples cited above, numerous other types of information have been found to be material based on the specific facts and circumstances of each case. Unfortunately, there are many examples of individuals found to have unlawfully traded while aware of various forms of Material Nonpublic Information.

A director, officer or employee may incur personal liability if he or she buys, sells, or makes certain other transfers, including gifts or donations, of any Company securities during a period when the director, officer or employee is aware of Material Nonpublic Information about the Company. It is possible that directors, officers, or employees of the Company by virtue of their position and access to certain material information, may, under U.S. laws, be presumed to know such information before it is released to the public

Nonpublic Information

“Nonpublic Information” is information that is not generally known or available to the public. The Company considers information to be available to the public only when:

●	it has been released to the public by the Company through appropriate channels (for example, by means of a filing with the SEC, a press release or a statement from a senior officer widely disseminated through the national media or wire services), and

●	enough time has elapsed to permit the investment market to absorb and evaluate the information. As a general rule, information should be considered nonpublic until two (2) Trading Days after public disclosure.

Guidelines with Respect to Trading in Company Securities

There are procedures that directors, officers and insider employees may follow to reduce the likelihood that they will be viewed as engaged in insider trading. Executive officers and directors are required to comply with these procedures at all times. Other employees may be informed by the Company’s Chief Financial Officer that they are required to comply with these procedures on a permanent or temporary basis, either because of their position with the Company or because of their involvement with a project that results in knowledge of Material Nonpublic Information about the Company or a Company Partner.

Temporary Suspension.

From time to time, the Company may recommend that directors, officers and insider employees suspend trading because of developments known to the Company, which have not yet been disclosed to the public. In such event, such persons are advised not to engage in any transaction involving the purchase or sale of the Company’s securities during such period and should not disclose to others the fact of such suspension of trading. Moreover, whether or not the Company has recommended a suspension of trading, anyone possessing Material Nonpublic Information about the Company or a Company Partner should not trade in the Company’s securities or the securities of a Company Partner until at least two Trading Days after such information has been made public.

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Trading Window Periods.

In an effort to reduce the risk that an insider trading violation will occur, all Insiders of the Company are prohibited from engaging in any securities transaction in violation of the securities laws of the U.S. or any other jurisdiction. Specifically, unless such trade is conducted pursuant to a Rule 10b5-1 plan, Insiders are prohibited from conducting transactions involving the purchase or sale of the Company’s securities other than:

(i) during specified trading windows, (each a “Trading Window”) which begin at the open of the market on the third full Trading Day following the public disclosure of the financial results for a particular fiscal quarter or year-end and continuing until the close of the market on March 31, June 15, September 15 and December 15, respectively;

(ii) when they are not aware of Material, Nonpublic Information about the Company; and

(iii) after pre-clearance of the transaction is granted by the Company’s Chief Financial Officer.

The Company’s Chief Financial Officer has discretion to determine the length of each Trading Window, which discretion is exercised in consultation with other members of senior management. The Company’s Chief Financial Officer also has the discretion to shorten or lengthen a Trading Window, close or reopen the Trading Window for particular Insiders or employees, or to, close or open a Trading Window if the Company’s Chief Financial Officer determines, in consultation with other members of senior management, that doing so is reasonable or advisable in the circumstances.

For greater clarity, as described above, even during the Trading Window period, all securities transactions by Insiders must be approved in advance by the Company’s Chief Financial Officer. Unless such trade is conducted pursuant to a Rule 10b5-1 plan, other employees who have access to Material Nonpublic Information and whether or not they have been identified as Insider employees cannot engage in a securities transaction while they are aware of Material Nonpublic Information. Any employee who is are aware of Material Nonpublic Information or who has been designated as an Insider must have all securities transactions approved in advance by Company’s Chief Financial Officer. After pre-clearance is granted by the Company’s Chief Financial Officer, you should make your trade as soon as possible but no later than two (2) Business Days after pre-clearance has been granted. Should you, at any time prior to effecting your trade, become aware of any Material Nonpublic Information or believe that you have become aware of information that may constitute Material Nonpublic Information prior to trading (after pre-clearance has been granted), you must not trade and must notify the Company’s Chief Financial Officer as soon as possible regarding this information. The pre-clearance process must be undertaken again in light of this new information before you may make the requested trade. For the purpose of this Policy, the term “Business Day” shall mean any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by law to be closed in New York, New York or Copenhagen, Denmark.

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Employees who are not Insiders, and who do not have access to Material Nonpublic Information, are not restricted to the Trading Window periods for conducting transactions involving the purchase or sale of the Company’s securities, and do not need to go through the pre-clearance process. Notwithstanding the foregoing, no Insider, other employee or other person may engage in any securities transaction if they are, or believe they may be, in possession of Material Nonpublic Information. The restrictions in this Policy apply equally to Insiders, other employees and members of their families and members of their household.

In addition, you should not discuss your personal trading decisions, including but not limited to your entry into a trading plan, discussed below, with others within the Company, except as necessary to satisfy the requirements of this Policy, or if required to satisfy regulatory requirements. If pre-clearance to trade is denied, you must keep the fact of such denial and the reasons therefor confidential.

It should be emphasized that trading in the Company’s securities or the securities of a Company Partner even in a Trading Window should not be considered a “safe harbor,” and all Insiders and other employees should use good judgment at all times. As noted above, no Insider, other employee or other person may engage in any securities transaction if they are, or believe they may be, in possession of Material Nonpublic Information.

Trading Plan Satisfying Requirements of SEC Rule 10b5-1

Under Rule 10b5-1, Insiders and employees can establish an affirmative defense to an illegal insider-trading charge when their trades are made pursuant to a pre-existing written trading plan meeting the elements set forth below. The Company allows Insiders and other employees to establish written trading plans satisfying the requirements of SEC Rule 10b5-1. These plans allow you to plan future trades (sales or purchases) at a time when you do not possess Material Nonpublic Information and then have those trades executed later, even during times when you may possess Material Nonpublic Information about the Company, but requires that you maintain no control over trades once the Rule 10b5-1 plan takes effect. However, you may enter into written trading plans only when you are not aware of Material Nonpublic Information and after you have received pre-clearance from the Company’s Chief financial Officer. Insiders may only enter into trading plans during an open Trading Window period. There are limitations on your ability to amend, terminate and/or suspend trading under such plans.

If you decide to enter into a trading plan, establishment of a plan will impact the requirements under this Policy in the following ways:

●	Your plan must be approved the Company’s Chief Financial Officer before it is implemented;

●	You must, in all cases, abide by the terms of your established trading plan as long as it remains in effect;

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●	After the written trading plan has been approved by the Company’s Chief Financial Officer, and is in effect, you must wait 30 days before you can execute a trade under your plan (unless otherwise agreed to by the Company’s Chief Financial Officer), but you will not be required to pre-clear trades under the plan prior to their execution;

●	Directors Executive Officers must report each trade under such plan immediately after it is made, or a process should be established whereby your broker reports such trades to Company’s Chief Financial Officer;

●	You may make additional trades under this Policy outside of your trading plan, and you must satisfy the requirements of this Policy in connection with such trades, including having such trades pre-cleared by the Company’s Chief Financial Officer, and for Insiders, restricting these trades to the established Trading Window periods; provided, however, that purchases made outside of the plan may not operate as a hedge against the actual or anticipated trading established under the plan, and the pre-clearance process will include inquiry to confirm that hedging is not occurring or will not reasonably occur;

●	The Company retains the right to require the inclusion of additional provisions or changes in your trading plan in order to ensure that your plan complies with applicable law, rules or regulations, whether before or after the date of initial approval of such plan by the Company’s Chief Financial Officer; and

●	The Company will monitor your compliance with the terms of your trading plan and the trading plan policies. The Company also retains the right to request documents and other information from you, your broker, any administrator or agent of the Company, or others to confirm your compliance with the requirements of this Policy, as well as your compliance with all applicable laws in connection with the establishment and ongoing use of a trading plan. In entering into an approved plan, you are deemed to have agreed to provide this information to the Company at our request, and to our ability to access this information without your subsequent consent or knowledge.

In the event of a claim against you, even if your trading plan has been approved by the Company, you must still prove that you complied with the requirements of Rule 10b5-1. Also, compliance with Rule 10b5-1 does not prevent someone from bringing a claim, nor do they prevent the media or an analyst from reporting any sales or purchases you make, and as a result, there is still reputational risk for you and the Company associated with trading under these plans.

In addition, the affirmative defense of trading under an automatic trading plan is not available where the trading plan was entered into as part of a plan or scheme to evade applicable securities laws. As with other rules under the securities laws, judgments about a person’s good faith and overall compliance with the legislation will be made viewing circumstances in hindsight.

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You must remember: any trades outside of the trading plan by you or any member of your family or household must continue to be made only after pre-clearance and in accordance with the other provisions of this Policy.

Prohibited Transactions

The Company considers it improper and inappropriate for any director, officer or other employee of the Company to engage in short-term or speculative transactions in the Company’s securities. Therefore, it is the Company’s policy that directors, officers and other employees may not engage in any of the following transactions:

●	Short-term Trading. A director’s, officer’s and/or employee’s short-term trading of the Company’s securities may be distracting to the employee and may unduly focus the employee on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, no director, officer or employee of the Company who purchases Company securities in the open market may sell any Company securities of the same class during the six months following the purchase.

●	Short Sales. Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, short sales of the Company’s securities are prohibited by this Policy.

●	Hedging Transactions. Certain forms of hedging or monetization transactions, such as forward sale contracts, allow a director or an employee to lock in much of the value of his or her securities holdings, often in exchange for all or part of the potential for upside appreciation in the securities. These transactions allow the director or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, all directors, officers and employees are prohibited from engaging in any such transactions.

●	Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of Material Nonpublic Information or otherwise is not permitted to trade in the Company’s securities, directors, officers and employees are prohibited from holding the Company’s securities in a margin account or pledging Company securities as collateral for a loan. The Company will allow an exception to this prohibition where the person wishing to pledge Company securities as collateral can demonstrate his or her financial capacity to repay the loan without resort to pledged securities. Such person must first submit a request for approval to the General Counsel’s office at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

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●	Other Transactions. The Company cannot possibly cover all potential transactions, trades, or types of products that may be developed in the future under this policy; accordingly, the Company reserves the right from time to time to review and consider whether to include additional transactions, types of products, and/or certain trading arrangements as prohibited under this Policy. During review of the terms of any such transaction or product, or the facts and circumstances surrounding the proposed transaction, that is undertaken as part of the pre-clearance process, the Company may determine that the transaction, product, or trade is not appropriate, and the Company may refuse to clear such transaction to proceed

Individual Responsibility

Every officer, director and insider employee of the Company has the individual responsibility to comply with this Policy against insider trading, regardless of such person’s position with the Company. The guidelines set forth in this Policy are guidelines only, and appropriate judgment should be exercised in connection with any trade in the Company’s securities or the securities of a Company Partner.

In the absence of a pre-established Rule 10b5-1 Trading Plan, an Insider may, from time to time, have to forego a proposed transaction in the Company’s securities (such as a sale of the Company’s securities in order to raise funds to pay personal tax obligations or other emergency expenditures) even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting. Transactions that may be necessary or justifiable for independent reasons are not excepted from this Policy. The securities laws do not recognize such mitigating circumstances and, in any event, even the appearance of improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

EXCEPTION FOR CERTAIN TRANSACTIONS

This Policy does not apply to all transactions involving the Company’s securities. The following exceptions are intended to facilitate several common types of transactions:

● Warrant Exercises. This Policy does not apply to the mere exercise of a warrant for cash under the Company’s Warrant Pans. However, this Policy does apply to:

(i) Any sale of shares as part of a broker-assisted “cashless” exercise of a warrant (i.e., any market sale for the purpose of generating the cash needed to pay the exercise price of a warrant); and

(ii) Any sale of Company shares received upon exercise of a warrant.

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● Net Settlement upon Vesting of Restricted Shares. This Policy does not apply to a surrender of shares to the Company or the retention and withholding from delivery to the applicable officer, director or employee of shares by the Company (i.e., a so-called “net settlement”) upon vesting of restricted shares in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement or the Company plan pursuant to which the restricted share was granted.

● Employee Stock Purchase Plan. This Policy does not apply to (i) an employee’s election to participate in, or increase his or her participation in, the Company’s employee share purchase plan, (ii) purchases of Company shares in the plan resulting from periodic contributions of money to the plan pursuant to the elections made at the time of enrollment in the plan, or (iii) purchases of Company shares resulting from lump sum contributions to the plan, provided that the participant elected to participate by lump-sum payment at the beginning of the applicable enrollment period. However, this Policy does apply to a participant’s sale.

Post-Termination Transactions

This Policy continues to apply after termination of a person’s relationship with the Company. If a director, officer or employee is in possession of Material Nonpublic Information when he or she terminates service or employment with the Company, such individual may not trade in the Company’s securities until that information has become public or is no longer material.

Company Assistance

An Insider’s and employee’s compliance with this Policy is of the utmost importance for the Insider, the employee and the Company. This Policy is not intended to address all conceivable questions about compliance with the securities laws. An Insider or employee should not try to resolve uncertainties he or she encounters as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences. Questions concerning compliance with the securities laws and this policy should be addressed to the Company’s Chief Financial Officer.

Adopted by the Board of Directors on May 26, 2021.

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